FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 5292-0720
investor.relations@51job.com

51job, Inc. Announces Board Change

SHANGHAI, China, June 6, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today a change to its Board of Directors. Mr. Charles E. Phillips, Jr. has resigned from the Company’s Board of Directors due to personal reasons, effective immediately.

“We thank Charles for his service and contribution to the board over the past two years. We wish him all the best in his future endeavors,” said Rick Yan, President and Chief Executive Officer of 51job, Inc.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 24 cities with local editions of 51job Weekly and Hong Kong.